UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number: 333-159793-01

TELESAT CANADA

(Name of Registrant)

160 Elgin Street, Suite 2100, Ottawa, Ontario, Canada K2P 2P7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

On October 11, 2019, Telesat Canada (“Telesat”) issued a news release, attached hereto as Exhibit 99.1, announcing the completion of its offering of senior notes as outlined below.

Indenture and 6.500% Senior Notes due 2027

On October 11, 2019, Telesat, as issuer, and Telesat LLC, as co-issuer (“Telesat LLC” and, together with Telesat, the “Co-Issuers”), issued $550 million in aggregate principal amount of 6.500% Senior Notes due 2027 (the “2027 Senior Notes”) pursuant to an indenture dated October 11, 2019 (the “2027 Senior Notes Indenture”), by and among the Co-Issuers, the guarantors party thereto and The Bank of New York Mellon, as Trustee (collectively, the “Notes Offering”).

The 2027 Senior Notes are unsubordinated unsecured obligations of the Co-Issuers and will mature on October 15, 2027. The 2027 Senior Notes bear interest at 6.500% per annum from the issue date, payable on April 15 and October 15 of each year, commencing on April 15, 2020, to holders of record on the immediately preceding April 1 or October 1, as the case may be.

On and after October 15, 2022, the Co-Issuers may redeem the 2027 Senior Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at the following redemption prices (expressed as percentages of principal amount of the 2027 Senior Notes to be redeemed), plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), if redeemed during the twelve-month period beginning on October 15 of each of the years set forth below:

Year	Percentage
2022	103.250%
2023	101.625%
2024 and thereafter	100.000%

In addition, prior to October 15, 2022, the Co-Issuers may redeem up to 40% of the aggregate principal amount of 2027 Senior Notes (including any additional 207 Senior Notes issued after the closing date of this offering) issued under the 2027 Senior Notes Indenture at a redemption price equal to 106.500% of the aggregate principal amount thereof, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date), with the net cash proceeds of one or more equity offerings of Telesat or any direct or indirect parent of Telesat to the extent such net cash proceeds are contributed to Telesat; provided that at least 50% of the aggregate principal amount of the 2027 Senior Notes originally issued under the 2027 Senior Notes Indenture remains outstanding immediately after the occurrence of each such redemption; provided, further, that such redemption occurs within 180 days after the date of the closing of such equity offering.

At any time prior to October 15, 2022, the Co-Issuers may redeem the 2027 Senior Notes, in whole or in part, upon not less than 15 nor more than 60 days’ prior notice at a redemption price equal to 100% of the principal amount of the 2027 Senior Notes redeemed, plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the redemption date and a make-whole premium (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the redemption date).

The 2027 Senior Notes will rank equally in right of payment with all of the Co-Issuers’ existing and future unsubordinated indebtedness and will rank senior in right of payment to the Co-Issuers’ future indebtedness that by its terms is subordinated to the 2027 Senior Notes. The 2027 Senior Notes will be effectively subordinated to all of the Co-Issuers’ existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness, including the obligations under the Senior Credit Facilities (as defined in the 2027 Senior Notes Indenture). The 2027 Senior Notes will be irrevocably and unconditionally guaranteed on an unsubordinated unsecured basis by each existing and future restricted subsidiary of Telesat (other than Telesat LLC) that guarantees the obligations or is a borrower or co-borrower under the Senior Credit Facilities or under certain publicly or privately issued debt securities issued by Telesat or any restricted subsidiary. The guarantees will rank equally in right of payment with all of the guarantors’ existing and future unsubordinated indebtedness, will rank senior in right of payment to the guarantors’ future indebtedness that by its terms is subordinated to these guarantees and will be effectively subordinated to the guarantors’ existing and future secured indebtedness, to the extent of the value of the assets securing that indebtedness, including their guarantees of the Senior Credit Facilities. To the extent any guarantor is released from its obligations under the Senior Credit Facilities and certain other publicly or privately issued debt securities, such guarantor will also be released from its obligations under the 2027 Senior Notes. The 2027 Senior Notes and related guarantees will be structurally subordinated to all obligations of any existing and future subsidiaries of Telesat that do not guarantee the 2027 Senior Notes.

If certain change of control events occur and, as a result, Telesat’s total net leverage ratio exceeds 4.50 to 1.00, the Co-Issuers will be required to make an offer to repurchase all of the 2027 Senior Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest and additional amounts, if any, to, but excluding, the date of repurchase, subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date falling on or prior to the date of repurchase.

The 2027 Senior Notes Indenture contains a number of restrictive covenants, including those relating to the following:

(1)	Limitations on Incurrence of Indebtedness;

(2)	Limitations on Restricted Payments;

(3)	Limitations on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;

(4)	Asset Sales;

(5)	Limitations on Transactions with Affiliates;

(6)	Limitations on Liens;

(7)	Reports and Other Information;

(8)	Maintenance of Insurance;

(9)	Limitation on Activities of the Co-Issuer; and

(10)	Mergers, Consolidations, Amalgamations and Transfers of All or Substantially All Assets.

Upon the occurrence of certain events of default specified in the 2027 Senior Notes Indenture, the principal of, premium, if any, interest and any other monetary obligations on all the then outstanding 2027 Senior Notes may become due and payable.

The foregoing description of the 2027 Senior Notes Indenture does not purport to be complete and is qualified in its entirety by reference to the full text of the 2027 Senior Notes Indenture, attached hereto as Exhibit 4.1 and incorporated herein by reference.

Use of Proceeds and Redemption of 8.875% Senior Notes due 2024

Telesat used the net proceeds from the Notes Offering, together with cash on hand, to redeem all of the Co-Issuers’ outstanding US$500 million aggregate principal amount of 8.875% Senior Notes due 2024 and pay related premium, fees and expenses.

Exhibit Index

The following information is furnished to the U.S. Securities and Exchange Commission as part of this report on Form 6-K:

Exhibit No.	Document
4.1

Indenture, dated October 11, 2019, with respect to Telesat Canada’s 6.500% Senior Notes due 2027, among Telesat Canada and Telesat LLC, as co-issuers, the guarantors party thereto and The Bank of New York Mellon, as Trustee

99.1	News release dated October 11, 2019 “Telesat Canada Announces Closing of its Notes Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2019	TELESAT CANADA
	By:	/s/ Christopher S. DiFrancesco
Name: Christopher S. DiFrancesco Title: Vice President, General Counsel and Secretary

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